Exhibit H




                      October 12, 1994


S.G. WARBURG & CO. INC.
As Representative of the
 several Underwriters
787 Seventh Avenue
New York, NY  10014

Dear Sirs:

     You and we are parties to a letter agreement, dated October 12, 1994, under which we have agreed to purchase from and you have agreed to sell to us 5,400,000 common shares of Terra Industries Inc., a Maryland corporation. Please be advised that we have assigned to Taurus Investments SA, a company organized under the laws of Luxembourg and a wholly owned subsidiary of Minorco, our rights and obligations to purchase such shares under the letter agreement.


                       Very truly yours,

                       MINORCO (U.S.A.) INC.



                       s/Ben L. Keisler
                       Ben L. Keisler
                       Vice President, General Counsel and Secretary